SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG GeoSoftware Integrates Geoscience Disciplines

Multi-disciplinary approach yields more complete answers

Paris, France – June 1, 2016

CGG GeoSoftware has completed the launch of a series of innovative new releases from across its reservoir characterization product portfolio. The delivery of Jason 9.5, HampsonRussell 10.1, InsightEarth 3.0.2, PowerLog 9.5, EarthModel FT 9.5 and VelPro 9.5. marks the next stage in GeoSoftware’s strategy to offer a full suite of powerful and complementary software solutions that integrate multi-disciplinary workflows to overcome the most complex subsurface challenges in all types of reservoirs. New capabilities cover the geoscience spectrum, including geophysics, geology, petrophysics, geomechanics and reservoir engineering, providing E&P companies with fresh insights on their assets to help them reduce drilling risks and boost production results.

GeoSoftware applications offer workflows that can be tailored to fit specific project needs, offering greater flexibility and driving stronger collaboration for the best possible results. With the combination of these latest versions of Jason, HampsonRussell, InsightEarth, PowerLog, EarthModel FT and VelPro, clients will find a full suite of integrated and advanced technology to enhance their seismic-to-simulation workflow that they can plug into their own preferred petrotechnical platform and processes. Sophie Zurquiyah, Chief Operating Officer, Geology, Geophysics & Reservoir, CGG, said: “GeoSoftware’s enhanced capabilities substantially advance our clients’ ability to accurately characterize the subsurface and gain the greatest value from existing software products and investments. Further integration within the GeoSoftware platform will expedite delivery of new capabilities across all our product suites, as well as streamline cross-product workflows for our clients. Ongoing innovation in our geoscience-based software is evidence of our commitment to help our clients overcome tough challenges from exploration through production.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 1st, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO